Bannix Acquisition Corp.

300 Delaware Avenue, Suite 210 #301

Wilmington DE 19801

August 8, 2024

Via Edgar

Mariam Mansaray, Attorney

United State Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:       Bannix Acquisition Corp.
                            Preliminary Proxy Statement on Schedule 14A
                            Filed July 26, 2024
                            File No. 001-40790

Ms. Mansaray:

As per your conversation with our attorney, Stephen Fleming, we hereby confirm that we are removing Proposoal 3 The Charter Amendment – Issuance of Additional Shares of Common Stock, which can be found on page 27 of the Preliminary Proxy as well as all other references to this proposal that can be found throughout the Preliminary Proxy. We will also correct the Risk Factor on page 9

Please do not hesitate to contact Mr. Fleming, at 516-833-5034 if you have any questions or comments. Thank you.

Very truly yours,

/s/Douglas Davis

Douglas Davis, CEO

cc:	Stephen Fleming, Esq.
Fleming PLLC